(Translation)

To Whom It May Concern:

                                                                   June 22, 2007

                                    Company Name: Toyota Motor Corporation
                                    Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                    (Code number: 7203
                                          Securities Exchanges throughout Japan)
                                    Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number:  0565-28-2121)

               Notice Concerning Granting Stock Acquisition Rights
                        for the Purpose of Stock Options

At a meeting held on June 22, 2007 (the "Meeting"), the Board of Directors of Toyota Motor Corporation ("TMC") determined the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") for the purpose of granting stock options, pursuant to Article 236, Article 238 and Article 239 of the Corporation Act, and the resolution at the 103rd Ordinary General Shareholders' Meeting of TMC (the "103rd Shareholders' Meeting"), and we hereby inform you as follows.

The amount of assets to be paid upon the exercise of Stock Acquisition Rights and other undetermined matters are to be decided by the allotment date of the Stock Acquisition Rights ("Allotment Date") (which is currently scheduled on August 1, 2007).

1.   Reason for Issue of Stock Acquisition Rights without Consideration

TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2. Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights


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

3,264,000 shares of common stock of TMC.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with 3. below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

3.   Total Number of Stock Acquisition Rights

32,640

The number of shares for purposes of Stock Acquisition Right (the "Number of Shares Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the Allotment Date, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.


Number of shares after    =    Number of shares     x    Ratio of split
      adjustment               before adjustment         (or consolidation)

The adjustment above shall be made only to the unexercised rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

4.   Number of Stock  Acquisition  Rights to be Granted  and Number of  Grantees
     Thereof

------------------------------------------------------------------------------------------------
       Number of Grantees          Number of Stock Acquisition Rights to   Total Number of Stock
           (persons)                       be Granted per Grantee          Acquisition Rights to
                                                                                be Granted
------------------------------------------------------------------------------------------------
Directors/Managing Officers/       Representative Directors, etc.:   400
Senior  Technical Executives       Senior Managing Directors:        300          20,000
of TMC                             Managing Officers:                200
(81 persons)                       Senior Technical Executives:      100
------------------------------------------------------------------------------------------------
Employees of TMC                   Senior General Managers:           50           9,790
(443 persons)                      Senior Grade 1:                    20
------------------------------------------------------------------------------------------------
Directors and employees, etc. of
TMC's affiliates                                    20-100                         2,850
(85 persons)
------------------------------------------------------------------------------------------------
Total (609 persons)                                   -                           32,640
------------------------------------------------------------------------------------------------


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


The number of Stock Acquisition Rights to be allotted to each grantee (the "Number of Stock Acquisition Rights to be Allotted") shall be applicable in cases where the relevant grantee has submitted an application for the subscription of Stock Acquisition Rights in the Number of Stock Acquisition Rights to be Allotted, or in a number exceeding such number, pursuant to Article 242, Paragraph 2 of the Corporation Act, and if the number of Stock Acquisition Rights the relevant grantee applies for is less than the Number of Stock Acquisition Rights to be Allotted, the allotted number shall be the number applied for by such grantee.

5.   Amount Paid for Issuance of Stock Acquisition Rights

No payment of money shall be required for the Stock Acquisition Rights issued in accordance with the resolution of the Meeting.

6.   Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows.

The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

In addition, the Exercise Price shall be adjusted as follows:

(i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.


                                                             1
          Exercise Price   =    Exercise Price   x  ------------------
         after adjustment     before adjustment       Ratio of split
                                                    (or consolidation)


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

(ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one
(1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.


                                                                                  Amount to be
                                                            Number of shares      paid
                                           Number of        newly issued      X   per share
                                           outstanding   +  ------------------------------------
                                           shares                       Market price
Exercise Price    =  Exercise Price     X ------------------------------------------------------
after adjustment     before adjustment     Number of                  Number of shares
                                           outstanding   +              newly issued
                                           shares


"Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

(iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

7.   Allotment Date of the Stock Acquisition Rights

August 1, 2007

8.   Exercise Period of the Stock Acquisition Rights

From August 1, 2009 to July 31, 2015

9.   Conditions of Exercise of Stock Acquisition Rights

(i)  Each Stock Acquisition Right may not be partially exercised.

(ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the "103rd Shareholders' Meeting", be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he or she belongs at the time such rights are granted.


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



(iii) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer, or an employee, etc. of TMC or of its affiliate to which the grantee belongs at the time such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

(iv) Stock Acquisition Rights may not be inherited.

(v) Other exercise conditions shall be provided for in the contracts to be executed by and between TMC and the grantees of the Stock Acquisition Rights pursuant to the resolution of the 103rd Shareholders' Meeting and the resolution of the Meeting.

10.  Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

11.  Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

12. Matters concerning the Paid-in Capital and Additional Paid-in Capital to be Increased due to the Issuance or Transfer of Shares upon Exercise of Stock Acquisition Rights

(i) Amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with
Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii) Amount of additional paid-in capital to be increased due to the issuance or transfer of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of capital increase set forth in the immediately preceding paragraph (i).

13.  Handling of Fraction

In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting

     May 9, 2007

(2) Date on which the issuance of Stock Acquisition Rights was resolved at the Ordinary General Shareholders' Meeting

     June 22, 2007

                                      # # #

     Contact: Public Affairs Group, TMC at (03) 3817-9111~6 (Tokyo Head Office)
                                           (0565) 23-1520~4 (The Head Office)
                                           (052) 952-3461~3 (Nagoya Office)


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